September 18, 1995




  Securities and Exchange Commission
  450 Fifth Street, N.W.
  Washington, D.C. 20549

  Attention:  Secretary

  Re:     File No. 70-7704

  Ladies and Gentlemen:

     I am enclosing for filing on behalf of Connecticut Yankee Atomic Power Company its Certificate as to Consummation of Transaction in the above-captioned file.

                         Very truly yours,



                         C. Duane Blinn

  CDB/vs
  Enclosure
  cc:     Jeffrey C. Miller, Esq.

                      UNITED STATES OF AMERICA

                                 OF

                 SECURITIES AND EXCHANGE COMMISSION


  IN THE MATTER OF              )
                                )
  CONNECTICUT YANKEE ATOMIC     )    CERTIFICATE AS TO
    POWER COMPANY               )    CONSUMMATION OF
  BERLIN, CONNECTICUT           )    TRANSACTION
                                )
  FILE NO. 70-7704              )
                                )
  (PUBLIC UTILITY HOLDING       )
  COMPANY ACT)                  )


       Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, Connecticut Yankee Atomic Power Company (the "Company") hereby certifies that in accordance with the terms and conditions of, and for the purposes represented in the Application/Declaration, as amended by Amendment No. 1 thereto (the "Declaration"), filed by the Company in this proceeding, and of the Order of the Commission dated August 1, 1990 (Release No. 35-25125) with respect thereto, on August 14, 1995, the Company entered into a Third Amendment dated as of July 26, 1995 to the Credit Agreement to, among other changes, extend the Commitment Expiration Date and reduce the Lenders' commitment fee.


  Dated:  September 18, 1995    CONNECTICUT YANKEE ATOMIC POWER
                                  COMPANY

                                _______________________________
                                C. Duane Blinn
                                Day, Berry & Howard
                                CityPlace
                                Hartford, Connecticut 06103-3499

                                Its Attorneys

                      THIRD AMENDMENT dated as of July 26, 1995
                 (this "Amendment"), to the Revolving Credit, Bid Line and Letter of Credit Agreement dated as of August 14, 1990, as amended by the First Amendment dated as of June 10, 1992, the Consent and Amendment dated as of April 1, 1993 and the Second Amendment dated as of October 28, 1994 (the "Credit Agreement"), among Connecticut Yankee Atomic Power Company (the "Borrower"), the lenders named therein (the "Lenders"), Toronto Dominion (Texas), Inc. as agent for the Lenders (in such capacity, the "Agent") and The Toronto-Dominion Bank as issuing bank (in such capacity, the "Issuing Bank").

            A. The Borrower has requested that certain provisions of the Credit Agreement be amended as set forth herein, and the Lenders, the Agent and the Issuing Bank are willing to amend the Credit Agreement pursuant to the terms and subject to the conditions provided herein.

            B. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Credit
  Agreement as amended hereby.

            Accordingly, in consideration of the mutual agreements contained herein and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto hereby agree as follows:

            SECTION 1.  Extension and Adjustment of Commitments.
  (a) As of the Effective Date (as defined below) the Commitment Expiration Date is hereby extended to August 14, 1998, and such extension shall for all purposes of the Credit Agreement be deemed to have been made pursuant to Section 3.3 of the Credit Agreement and to have become effective on August 14, 1995.

            (b) As of the Effective Date the schedule of Commitments and Commitment Percentages contained in Section 3.1(a) of the Credit Agreement is hereby deleted and the information set forth in Exhibit A hereto will be substituted therefore in order to reflect (i) the addition of the Commitment of Societe Generale and (ii) the decrease of the Commitments of The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce and Westdeutsche Landesbank Girozentrale by $5,000,000, $10,000,000 and $5,000,000, respectively.

            (c) As of the Effective Date, the obligations of the Borrower as to principal outstanding under the Credit Agreement shall, without further action by any party, be deemed outstanding under this Amendment, and the Lenders shall make and acquire at fact amount assignments of such obligations in such amounts as appropriate in order that such obligations will be held ratably in accordance with the Lender's Commitments (the purchase price for each such assignment to be paid in immediately available funds).

            SECTION 2.  Adjustment of Lenders' Commitment Fees.
  Section 3.5(d) of the Credit Agreement is hereby amended as of the Effective Date by deleting the words ".25 of 1%" in the first sentence thereof and substituting therefore the words ".20 of 1%.

            SECTION 3.  Notes.  (a)  Exhibit A to the Credit
  Agreement is hereby deleted and replaced with Exhibit B hereto.

            (b) The Borrower shall execute and deliver to each Lender a duly executed Revolving Credit Note, with blanks appropriately filled, payable to such Lender's order, in substantially the form of Exhibit B to this Amendment and in a principal amount equal to such Lender's Commitment after giving effect to this Amendment. Promptly after receipt of such Note, each Lender shall cancel the Note previously held by it and deliver such cancelled Note to the Borrower.

            SECTION 4.  Conditions to Effectiveness.  This
  Amendment shall take effect immediately upon the satisfaction of each of the following conditions (the "Effective Date"):

                 (a)  the Agent shall have received duly
            executed counterparts of this Amendment
            which, when taken together, bear the
            authorized signatures of the Borrower, the Lenders, the Agent and the Issuing Bank.

                 (b)  Each Lender shall have received the
            replacement Notes to be delivered to it
            pursuant to Section 3(b) of this Amendment.

                 (c)  All conditions precedent to all
            credit events specified in Section 5.2 of the Credit Agreement shall be satisfied as of the Effective Date as if a Credit Event were occurring on the Effective Date.

                 (d) The Agent shall have received such other documents, instruments and certificates as it shall reasonably request, including an opinion, addressed to the Agent on behalf of the Lenders, of Jeffrey C. Miller, Assistant General Counsel of Northeast Utilities Service Company, to the effect that this Amendment and the Notes delivered pursuant to Section 3(b) hereto have been duly executed and delivered by the Borrower and constitute valid and enforceable obligations hereof.

                 (e)  All legal matters incident to this
            Amendment shall be satisfactory to the Agent and its counsel, Cravath, Swaine & Moore.

                 (f)  No loan shall be outstanding, and no
            notice of a Borrowing shall be pending, on the Effective Date.

            SECTION 5. Representations and Warranties. To induce the other parties hereto to enter into this Amendment, the Borrower represents and warrants to each other party hereto that, after giving effect to this Amendment, this Amendment and the Notes delivered pursuant to Section 3(b) of this Amendment have been duly authorized, executed and delivered by the Borrower, and this Amendment, the Credit Agreement as amended by this Amendment and each such Note constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms.

            SECTION 6.  Effect of Amendment.  Except as
  specifically amended or modified hereby, the Credit Agreement shall continue in full force and effect in accordance with the provisions thereof. As used therein, the terms "Agreement", "herein", "hereunder", "hereinafter", "hereto", "hereof" and words of similar import shall, unless the context otherwise requires, refer to the Credit Agreement as amended hereby.

            SECTION 7. Expenses. The Borrower agrees to pay all out-of-pocket fees and expenses of the Agent in connection with the preparation of this Amendment and the transactions contemplated hereby, including the reasonable fees, disbursements and other charges of Cravath, Swaine & Moore, counsel to the Agent.

            SECTION 8. Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which, when taken together, shall constitute but one and the same instrument. Delivery of any executed counterpart of a signature page of this Amendment by facsimile transmission shall be as effective as delivery of a manually executed counterpart thereof.

            SECTION 9.  Governing Law.  THIS AMENDMENT SHALL BE
  GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE
  STATE OF NEW YORK.

            SECTION 10.  Headings.  The Section headings used in
  this Amendment are for convenience of reference only, are not part of this Amendment and are not to affect the construction of, or to be taken into consideration in interpreting, this Amendment.

            IN WITNESS WHEREOF, the parties hereto have cause this Amendment to be duly executed by their respective authorized officers, all as of the date and year first above written.


                           CONNECTICUT YANKEE ATOMIC
                           POWER COMPANY,

                             by
                                /s/ John B. Keane
                                Name:  John B. Keane
                                Title:  Vice President & Treasurer

                           TORONTO DOMINION (TEXAS), INC.,
                           as Agent,

                             by
                                /s/ Sophia D. Sgarbi
                                Name:  Sophia D. Sgarbi
                                Title:  Vice President


                           THE TORONTO-DOMINION BANK, in
                           its individual capacity and as
                           Issuing Bank,

                             by
                                /s/ Sophia D. Sgarbi
                                Name:  Sophia D. Sgarbi
                                Title:  Vice President


                           CANADIAN IMPERIAL BANK OF COMMERCE,

                             by
                                /s/ Margaret E. McTigue
                                Name:  Margaret E. McTigue
                                Title:  Authorized Signatory


                           WESTDEUTSCHE LANDESBANK GIROZENTRALE,

                             by
                                /s/ Ralph White
                                Name:  Ralph White
                                Title:  Vice President


                             by
                                /s/ Karen E. Hoplock
                                Name:  Karen E. Hoplock
                                Title:  Vice President


                           SOCIETE GENERALE,

                             by
                                /s/ Gordon Eadon
                                Name:  Gordon Eadon
                                Title:  Vice President

                                                         EXHIBIT A



                                                         Commitment
            Lender                        Commitment     Percentage

  The Toronto-Dominion Bank              $30,000,000     33.334%
     909 Fannin Street
     Suite 1700
     Houston, Texas  77010
     Attention of: Ms. Lisa Allison
     Telecopy:  (713) 951-9921
     Telephone: (713) 653-8247

  Canadian Imperial                      $20,000,000     22.222%
  Bank of Commerce
     200 West Maidson Street
     Suite 2300
     Chicago, Illinois  60606
     Attention of: Ms. Margaret McTigue
     Telecopy:  (312) 750-9027
     Telephone: (312) 855-3212
     Telex: 206-913
     Answerback: 206-913 UD

     with a copy of any notice to CIBC
     Inc., Atlanta Agency
     200 Galleria Parkway
     Atlanta, Georgia  30339
     Telecopy: (404) 955-1185
     Telex: 542413

  Westdeutsche Landesbank Girozentrale   $20,000,000     22.222%
     1211 Avenue of the Americas
     New York, NY  10036
     Attention of: Ms. Karen Hoplock
     Telecopy:  (212) 852-6148
     Telephone: (212) 852-6087

  Societe General                        $20,000,000     22.222%
     1221 Avenue of the Americas
     New York, NY  10020
     Attention of: Mr. Gordon Eadon
     Telecopy:  (212) 278-7430
     Telephone: (212) 278-6880

                       Total             $90,000,000        100%

  EXHIBIT B



                   [FORM OF] REVOLVING CREDIT NOTE

  $                                              New York, New York
                                                      July 26, 1995

       FOR VALUE RECEIVED, the undersigned, CONNECTICUT YANKEE ATOMIC POWER COMPANY, a Connecticut corporation (the "Borrower"), hereby promises to pay to the order of [LENDER] (the "Lender") at the offices of TORONTO DOMINION (TEXAS), INC. (the "Agent Bank"), 909 Fannin Street, Suite 1700, Houston, Texas 77010, by transfer of funds to the Agent Bank at Toronto Dominion Bank ABA #026-003-243 TD Bank New York Branch favor Houston A/C #2159251/2000352, for credit tot he account of the Lender (i) on the last day of each Interest Period, as defined in the Revolving Credit, Bid Line and Letter of Credit Agreement dated as of August 14, 1990, as amended as of July 26, 1995, among the Borrower, the several lenders named therein including the Lender, the Agent Bank and The toronto-Dominion Bank as Issuing Bank (the "Credit Agreement'), the aggregate unpaid principal amount of the Lender's ratable portion of the Loan (as defined in the Credit Agreement) to which such Interest Period relates and (ii) on the Lender's Commitment Expiration Date (as defined [AMOUNT] Dollars
  ($      ) or, if less, the Lender's ratable portion of the
  aggregate unpaid principal amount of all Loans, in each case in lawful money of the United States of America in immediately available funds, and to pay interest on the unpaid principal amount is paid in full, payable as provided in Section 3.5 of the Credit Agreement at a rate or rates per annum determined in accordance with Sections 3.4 and 3.8 of the Credit Agreement; provided, however, that in no event will the rate of rates of interest on the principal amount hereof exceed the maximum rate permitted by applicable law.

       The Lender is authorized and directed by the Borrower to endorse on the grid attached hereto, which is part of this Revolving Credit Note, the interest period, date, amount, and applicable interest rate of the Lender's ratable portion of all Loans made to the Borrower pursuant to the Credit Agreement and the date and amount of any payments or prepayments of the principal hereof and the other information provided for thereon.

       This Revolving Credit Note shall be governed by and construed in accordance with the laws of the State of New York.

       This Revolving Credit Note is one of the Revolving Credit Notes referred to in the Credit Agreement. Reference is hereby made to the Credit Agreement for provisions for the mandatory and optional prepayment hereof and for the acceleration of the maturity hereof on the occurrence of certain events as therein specified.

                                CONNECTICUT YANKEE ATOMIC POWER
                                COMPANY,
                                by
                                     Name:
                                     Title:

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